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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            Ugly Duckling Corporation
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   903512 10 1
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                                 (CUSIP Number)

                          Christopher D. Johnson, Esq.
                         Squire, Sanders & Dempsey, LLP
                       40 North Central Avenue, Suite 2700
                                Phoenix, AZ 85004
                                 (602) 528-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 16, 2001
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 903512 10 1
--------------------------------------------------------------------------------

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Ernest C. Garcia, II
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        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a) [X]

                (b)
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        3.      SEC Use Only
--------------------------------------------------------------------------------

        4.      Source of Funds (See Instructions): PF, OO
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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        6.      Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power:  6,907,100 (includes options to
Shares                    purchase 40,000 shares)
Beneficially by
Owned by Each     8.      Shared Voting Power:  -0-
Reporting
Person With       9.      Sole Dispositive Power:  6,907,100 (includes options
                          to purchase 40,000 shares)

                  10.     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                6,907,100 (includes options to purchase 40,000 shares)
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11): 55.8%
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instruction):  IN

CUSIP No.: 903512 10 1
--------------------------------------------------------------------------------

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Gregory B. Sullivan
--------------------------------------------------------------------------------

        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)    [X]

                (b)
--------------------------------------------------------------------------------

        3.      SEC Use Only
--------------------------------------------------------------------------------

        4.      Source of Funds (See Instructions):  PF, OO, SC
--------------------------------------------------------------------------------

        5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------

        6.      Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power:  445,800 (includes options to
Shares                    purchase 386,000 shares)
Beneficially by
Owned by Each     8.      Shared Voting Power:  -0-
Reporting
Person With       9.      Sole Dispositive Power:  445,800 (includes options to
                          purchase 386,000 shares)

                  10.     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                445,800 (includes options to purchase 386,000 shares)
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11):  3.6%
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instruction):  IN

Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the
Schedule 13D statement (the "Schedule 13D"), dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, Amendment No. 2 dated October 30, 2000, Amendment No. 3 dated November 16, 2000, Amendment No. 4 dated January 31, 2001, and Amendment No. 5 dated March 5, 2001, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended (this "Amendment No. 6") to update certain information regarding Ernest C. Garcia, II and to furnish certain information regarding Gregory B. Sullivan. Except as expressly set forth in this Amendment No. 6, all information in the Schedule 13D remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a) - (c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

Ernest C. Garcia, II, a United State citizen. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia's business telephone number is (602) 778-5000. The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, Arizona 85016. During the past five years, Mr. Garcia has served as the Chairman of the Board of Directors of the Company. In addition, from 1992 to July 1999, Mr. Garcia served as Chief Executive Officer of the Company. Also, during the past five years, Mr. Garcia has served as the sole director and President of Verde Investments, Inc. ("Verde"), which is wholly owned by Mr. Garcia and his wife. Verde is an Arizona corporation engaged in commercial real estate investments. Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd. ("VRC") a Nevis Island corporation and a U.S. taxpayer wholly owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance. During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation ("Cygnet"), an Arizona corporation wholly owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, VRC and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016.

Gregory B. Sullivan, a United States citizen. Mr. Sullivan's business address is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. Mr. Sullivan is Chief Executive Officer and President of the Company.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds in the aggregate amount of approximately $10,285,700. All Common Stock of the Company acquired or held by Mr. Sullivan to date has been acquired with personal funds and funds financed by the Company in the aggregate amount of approximately $435,500 (of which approximately $198,000 represents funds financed by the Company). In the future, the Reporting Persons, together or individually, may purchase additional shares of Common Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. The Reporting Persons currently have no definitive arrangements in place with respect to any such borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

Mr. Ernest C. Garcia II believes that the Common Stock of the Company may represent an attractive investment opportunity at its recent trading prices. Mr. Garcia has made an offer (the "Offer") to the Board of Directors of the Company to purchase all of the outstanding shares of the Common Stock of the Company not already owned by Mr. Garcia. Mr. Garcia currently owns approximately 55.8% of the Company's outstanding shares of Common Stock. Under the terms of the Offer, the Company would merge with a new entity ("Newco") owned by Mr. Garcia. The other shareholders of Common Stock of the Company would receive $7.00 per share, consisting of $2.00 in cash and $5.00 in subordinated indebtedness of the surviving entity. The merger would be conditioned upon, among other things, the approval of the Board of Directors and shareholders of the Company. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own an aggregate of 7,352,900 shares, approximately 59.3%, of the Common Stock of the Company consisting of: (i) 4,500,000 shares owned directly by Mr. Garcia, (ii) 2,367,100 shares owned indirectly by Mr. Garcia through his beneficial ownership of Verde, VRC and Cygnet; (iii) 59,800 shares owned directly by Mr. Sullivan; and (iv) 40,000 and 386,000 shares which Mr. Garcia and Mr. Sullivan, respectively, have the right to acquire under presently exercisable stock options. Each of the Reporting Persons disclaim beneficial ownership of the shares beneficially owned by the other.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them.

(c) Mr. Garcia, through his beneficial ownership of Cygnet, executed the following transactions within the last 60 days:

            - On March 5, 2001, Mr. Garcia acquired 1,500,000 shares of Common Stock for $6,262,045.50 (or $4.174697 per share) pursuant to two
                (2) Stock Purchase Agreements, both dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation;
            - On February 28, 2001, Mr. Garcia acquired 344,800 shares of Common Stock at $3.375 per share in an open market transaction.

(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include the following paragraph at the beginning of
Item 6:

Pursuant to the terms of the Offer, Greg Sullivan, Chief Executive Officer and President of the Company, will have an option to purchase up to a twenty percent (20%) interest in the surviving entity. The specific terms of Mr. Sullivan's participation have not yet been determined.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

       Exhibit No.           Description
       -----------           -----------
         *    1.             Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                             Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

         *    2.             Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                             Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

         *    3.             Loan Agreement, dated January 11, 2001, by and between Ugly Duckling
                             Corporation and Verde Investments, Inc.

         *    4.             Form of Warrant Agreement, dated July 25, 2001, by and between Ugly
                             Duckling Corporation and Verde Investments, Inc.

         *    5.             Non-Qualified Stock Option Agreement, dated March 2, 1999, between
                             Ernest C. Garcia, II and Ugly Duckling Corporation.

         *    6.             Letter Agreement, dated March 15, 2001, by and among Cygnet Capital
                             Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional
                             Investments, L.P.

         *    7.             Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C.
                             Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne
                             Anderson Non-Traditional Investments, L.P.

         +    8.             Merger Proposal, dated April 11, 2001, from Ernest C. Garcia, II to the
                             Board of Directors of Ugly Duckling Corporation.

         +    9.             Certificate Regarding Joint Filing.

         * Indicates previously filed with the Schedule 13D, as amended. + Indicates filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    April 20, 2001
                                    --------------------------------------------
                                    Date

                                     /s/ Ernest C. Garcia, II
                                    --------------------------------------------
                                    Ernest C. Garcia, II



                                     /s/ Gregory B. Sullivan
                                    --------------------------------------------
                                    Gregory B. Sullivan

                                  EXHIBIT INDEX
                                  -------------

     *1           Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                  Associates, L. P., Ernest C. Garcia, II and Cygnet Capital Corporation.

     *2           Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                  Associates, L. P., Ernest C. Garcia, II and Cygnet Capital Corporation.

     *3           Loan Agreement, dated January 11, 2001, by and between Ugly Duckling
                  Corporation and Verde Investments, Inc.

     *4           Form of Warrant Agreement, dated July 25, 2001, by and between Ugly
                  Duckling Corporation and Verde Investments, Inc.

     *5           Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest
                  C. Garcia, II and Ugly Duckling Corporation

     *6.          Letter Agreement, dated March 15, 2001, by and among Cygnet Capital
                  Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional
                  Investments, L.P.

     *7.          Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C.
                  Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne
                  Anderson Non-Traditional Investments, L.P.

     +8.          Merger Proposal, dated April 11, 2001, from Ernest C. Garcia, II to the
                  Board of Directors of Ugly Duckling Corporation.

     +9.          Certificate Regarding Joint Filing.

* Indicates previously filed with the Schedule 13D, as amended.
+ Indicates filed herewith.


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